04013055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 10 2004
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBK Global Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Crescent Court, Suite 700
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Heather Harris 214-758-6203
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800 (Address) Dallas (City) Texas (State) 75201 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William E. Rose, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBK Global Securities L.P., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LESLIE A. RUSSELL
Notary Public, State of Texas
My Commission Expires
August 11, 2007

Notary Public

Signature

Chief Compliance Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

August 3, 2004

Carol Y. Charnock, Regulation Specialist
Securities & Exchange Commission
Division of Market Regulation
450 5th St., NW, Room 10437 Mail Stop 1001
Washington, DC 20549

Re: 2003 Audited Financials

Dear Carol:

We received your letter requesting a copy of the 2003 Audited Financials for HBK Global Securities L.P. We had already mailed the financials and they were received by your office on February 26, 2004. Please find enclosed proof of delivery and a copy of the letter and financials statements that were sent.

If you have any questions, please contact me at 214-758-6203.

h b k

Regards,

Heather Harris
FINOP

Enclosure

HBK Global Securities L.P.
300 Crescent Court, Suite 700
Dallas, Texas 75201
214-758-6100

DALLAS | NEW YORK | LONDON | TOKYO

February 19, 2004

Securities and Exchange Commission
Regulatory Filings Department
450 5th Street NW
Washington, DC 20549

Dear Sir or Madam:

Please find enclosed a copy of our audited annual financial statements.

h b k

Sincerely,

Heather Harris

Heather Harris
FINOP, HBK Global Securities L.P.

SENDER: COMPLETE THIS SECTION

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- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

SEC
Reg. Filings Dept.
450 5th St. NW
Wash. DC 20549

2003 HBKGS Audited Financial

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X
☐ Agent
☐ Addressee

B. Received by (Printed Name)

C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

FEB 26 2004

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
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4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number
(Transfer from service label)
7002 3150 0003 5939 0793

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-154

HBK Global Securities L.P.
300 Crescent Court
Suite 700
Dallas, Texas 75201
214-758-6100

PRICEWATERHOUSECOOPERS

HBK GLOBAL SECURITIES L.P.

(A Delaware Limited Partnership)

Financial Statements

For the Year Ended December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Report of Independent Auditors

To the Partners of
HBK Global Securities L.P.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of HBK Global Securities L.P. (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 31, 2004

HBK GLOBAL SECURITIES L.P.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
(EXPRESSED IN 000's OF U.S. DOLLARS)

Assets		
Cash and cash equivalents	$	145,356
Receivables for securities borrowed		473,034
Rebate fees receivable		353
Interest and dividends receivable		114
Other assets		116
Fixed assets, at cost less accumulated depreciation of $148		299
Total assets		619,272
Liabilities		
Payables for securities loaned		475,735
Rebate fees payable		251
Payable to affiliates		329
Accrued expenses and other liabilities		24
Deferred compensation		1,241
Total liabilities		477,580
Partners' Capital		141,692
Total liabilities and partners' capital	$	619,272

The accompanying notes are an integral part of this financial statement.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
(EXPRESSED IN 000's OF U.S. DOLLARS)

Revenues		
Interest and dividends	$	1,604
Rebate fee income		3,001
Total revenues		4,605
Expenses		
Rebate fee expense		2,391
Employee compensation and benefits		3,581
Expense reimbursements		1,139
Data services and systems		188
Depreciation		135
Other expenses		278
Total expenses		7,712
Net decrease in partners' capital resulting from operations	$	(3,107)

The accompanying notes are an integral part of this financial statement.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003
(EXPRESSED IN 000's OF U.S. DOLLARS)

	HBK Securities GP Inc.	HBK Securities LP Inc.	Total
Partners' capital at beginning of year	$ 15	$ 147,066	$ 147,081
Capital contributions	-	-	-
Capital withdrawals	-	(2,282)	(2,282)
Net decrease in partners' capital resulting from operations	(1)	(3,106)	(3,107)
Total decrease in partners' capital	(1)	(5,388)	(5,389)
Partners' capital at end of year	$ 14	$ 141,678	$ 141,692

The accompanying notes are an integral part of this financial statement.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003
(EXPRESSED IN 000's OF U.S. DOLLARS)

Cash Flows From Operating Activities		
Net decrease in partners' capital resulting from operations	$	(3,107)
Adjustments to reconcile net decrease in partners' capital resulting from operations to net cash provided by operating activities:		
Depreciation		135
Changes in operating assets and liabilities:		
Receivables for securities borrowed		(469,043)
Rebate fees receivable		(348)
Interest and dividends receivable		61
Other assets		(100)
Payables for securities loaned		471,744
Rebate fees payable		247
Payable to affiliates		78
Accrued expenses and other liabilities		(7)
Deferred compensation		766
Net cash provided by operating activities		426
Cash Flows From Investing Activities		
Acquisition of fixed assets		(237)
Net cash used in investing activities		(237)
Cash Flows From Financing Activities		
Capital withdrawals		(2,282)
Net cash used in financing activities		(2,282)
Net decrease in cash		(2,093)
Cash at beginning of year		147,449
Cash at end of year	$	145,356
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest during the year	$	2,144

The accompanying notes are an integral part of this financial statement.

HBK GLOBAL SECURITIES L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003
(EXPRESSED IN 000's OF U.S. DOLLARS)

1. Organization

HBK Global Securities L.P. ("Global"), a Delaware limited partnership formed on March 4, 2002, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). The NASD granted membership to Global to operate as a broker-dealer on October 9, 2002. Global is a subsidiary of HBK Securities LP Inc. and HBK Securities GP Inc. (collectively, the "Partners") which are wholly-owned subsidiaries of HBK Master Fund L.P. (the "Master Fund"). Global's only business is to borrow and lend securities for its own account. Its counterparties in these transactions include both the Master Fund and unaffiliated institutions, such as banks, insurance companies, pension plans, investment companies and broker-dealers.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments

In the normal course of business, Global may enter into contracts which provide general indemnifications and contain a variety of representations and warranties.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit at U.S. financial institutions and highly-liquid investments with maturities of three months or less when purchased.

Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Global has elected to compute depreciation according to the applicable tax methodology using estimated useful lives of three to five years.

Income Taxes

In accordance with federal income tax regulations, no income taxes are levied on a partnership, but rather on the individual partners. Consequently, no provision or liability for federal income taxes has been reflected in the accompanying financial statements.

(EXPRESSED IN 000's OF U.S. DOLLARS)

3. Securities Financing Transactions

Global enters into securities borrowed and loaned transactions for its own account. Using an approach commonly referred to as "matched-book", Global will borrow securities from one institution, such as a bank, insurance company, pension plan, investment company or broker-dealer, and simultaneously, or soon thereafter, re-loan the same securities to another institution. Generally, the securities will be re-loaned to the Master Fund. Securities borrowed transactions require Global to deposit with the lender cash or other collateral with a value ranging from 102% to 105% of the value of the securities being borrowed. With respect to securities loaned, Global receives collateral in the form of cash or other collateral of an amount ranging from 102% to 105% of the market value of securities loaned. At December 31, 2003, the value of the underlying securities borrowed and loaned was $459,242.

Securities lending transactions are classified as *Receivables for securities borrowed* and *Payables for securities loaned* at the amount of cash collateral advanced or received. Although securities borrowing and lending activities are transacted under a master securities lending agreement, such receivables and payables with the same counterparty are not offset on the Consolidated Statement of Assets and Liabilities. Fees received or paid by Global are classifed as *Rebate fee income* or *Rebate fee expense* on the Consolidated Statement of Operations.

4. Deferred Compensation

Global has an incentive bonus plan for employees whereby a portion of any annual bonuses may be deferred at Global's discretion. Generally, deferred amounts increase or decrease at an index rate that is based on the rate of return earned by funds affiliated with Global. For the period ended December 31, 2003, expenses of $836 related to the deferred bonus plan are included in *Employee compensation and benefits* on the Statement of Operations and as *Deferred compensation* on the Statement of Financial Condition. In general, awards under the plan vest and become payable in July of the first, second, third, and fourth years after the date of the grant if the grantee is still employed by Global.

5. Regulatory Capital Requirements

As a registered broker-dealer, Global is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. Global has elected to use the alternative method which requires that it maintain minimum net capital as defined in Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "1934 Act"), equal to the greater of $250 or 2% of aggregate debit balances (as defined in Rule 15c3-3 under the 1934 Act). At December 31, 2003, Global had net capital of $137,692, which is $137,442 in excess of its minimum net capital requirement of $250 on that date.

6. Financing Activities

Global has a revolving line of credit arrangement in the amount $150,000 from the Master Fund. Interest on borrowings under this credit arrangement accrues at the daily Federal Funds rate plus 65 basis points. Global has not drawn on the line of credit.

(EXPRESSED IN 000's OF U.S. DOLLARS)

7. Off-Balance Sheet and Concentrations of Credit Risk

Global's principal activities are with banks, insurance companies, pension plans, investment companies, broker-dealers and clearing organizations. This results in credit risk in the event that the counterparty fails to satisfy its contractual obligations. Counterparty credit risk arises in two primary situations. First, Global posts collateral with counterparties under securities borrowed transactions. If the value of the securities declines, the counterparty will be obligated to return the collateral. If the counterparty is unable to satisfy the obligation, Global may incur a loss, measured by the difference between the value of the securities borrowed and the higher value of the collateral held by the counterparty. Second, Global accepts collateral from counterparties under securities loaned transactions. If the value of the securities increases, the counterparty is required to post additional collateral. If the counterparty is unable to satisfy this obligation, Global may incur a loss, measured by the difference between the value of the collateral held by Global and the higher value of the securities loaned. Global may have concentrations with counterparties from time to time. At December 31, 2003, Global had significant concentrations with various counterparties, including the Master Fund.

Global seeks to mitigate its credit risk through a variety of reporting and control procedures, including established credit limits based upon a review of the counterparties' financial condition and credit ratings. In addition, Global monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned as necessary.

8. Related Party Transactions

In the normal course of business, Global enters into securities borrowed and loaned transactions with the Master Fund. At December 31, 2003, Global remitted collateral in the amount of $28,792 under securities borrowed transactions and held collateral in the amount of $332,885 under securities loaned transactions. In addition, Global recorded rebate fee income and rebate fee expense in relation to transactions with the Master Fund of $105 and $588, respectively. Amounts receivable and payable at December 31, 2003 were $19 and $64, respectively.

Certain expenses of Global are incurred by HBK Investments L.P. (the "Manager"), investment manager of the Master Fund. Global entered into a reimbursement agreement whereby Global reimburses the Manager for certain expenses related to the securities lending business. Expenses covered under this agreement are payable to the Manager on a monthly basis and are classified as *Expense reimbursements* on the Statement of Operations.

SCHEDULE I

HBK GLOBAL SECURITIES L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003
(EXPRESSED IN 000's OF U.S. DOLLARS)

Net Capital		
Total partners' capital		$ 141,692
Deduct partners' capital not allowable for net capital		-
Total partners' capital qualified for net capital		141,692
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated borrowings		141,692
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 299	
Other assets	116	415
Net capital before haircuts on securities positions (tentative net capital)		141,277
Haircuts on securities:		
Other securities	$ 2,887	
Other stocks borrowed and loaned	698	3,585
Net capital		$ 137,692
Computation of alternative net capital requirement		
2 percent of aggregate debit items (or $250, if greater) as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation		$ 250
Excess net capital		$ 137,442
Net capital in excess of-		
4 percent of aggregate debit items		$ 137,692
5 percent of aggregate debit items		$ 137,692

The above computation does not differ materially from the computation included in Part II of Form X-17A-5 as of December 21, 2003; therefore, no reconciliation is necessary.

SCHEDULE II

HBK GLOBAL SECURITIES L.P.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003
(EXPRESSED IN 000's OF U.S. DOLLARS)

Credit balances	
Total credit items	$ -
Debit Balances	
Total debit items	$ -
Reserve computation	
Excess of total debits over total credits	$ -
Required deposit	None

The above computation does not differ materially from the computation included in Part II of Form X-17A-5 as of December 21, 2003; therefore, no reconciliation is necessary.

SCHEDULE III

HBK GLOBAL SECURITIES L.P.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003
(EXPRESSED IN 000's OF U.S. DOLLARS)

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
A. Number of items	-

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Independent Auditors Report on Internal Control Required By SEC Rule 17a-5

To the Partners of
HBK Global Securities L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of HBK Global Securities L.P. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

To the Partners of
HBK Global Securities L.P.:
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 31, 2004